August 24, 2006

Larry Kristof, President
Lexington Energy Services Inc.
207 West Hastings Street, Suite 1209
Vancouver, British Columbia, Canada V6B 1H7

> **Re:** **Lexington Energy Services Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed August 9, 2006**
> **File No. 333-134175**

Dear Mr. Kristof:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   The cover page should only consist of one page. Please revise.

Prospectus Summary, page 8

2.   We note your response to prior comment 1. Please update the disclosure to the extent practical. For example, we note the decrease in equipment and the increase in deposits on equipment in your balance sheet for the quarter ended May 31, 2006 and stock options issued in Note 5 in the financial statements.

Financial Summary Information, page 10

Balance Sheet Data, page 11

3.   We presume that the caption, "February 28, 2006" is an error. Please revise to correct.

Determination of Offering Price, page 21

4.   Please clarify how you determined an offering price of $1 per share. We note that you have not raised the capital and that you may extend the offering for 90 days after the initial 180 days.

Sales by Selling Shareholders, page 26

5.   We note your response to our prior comment 5 that the shares were paid for on May 19, when the registration statement was filed on May 16. Please provide a detailed analysis why the private placement of the securities to the selling shareholders after this registration statement was filed should not be integrated with this public offering.

Directors and Officers, page 40

6.   Please file as an exhibit the employment agreement with Mr. Chernesky.

Shares Eligible for Future Sale, page 45

7.   We note your response to prior comment 8. We reissue the comment. Please add a discussion of the impact of Rule 144(c)(1) on sales under rule 144.

Coring Units, page 55

8.   We note your new disclosure and the letter of intent you filed as an exhibit. Please briefly identify the other parties to this agreement and explain why RCS Energy Services is a party to the agreement yet they did not sign the agreement. Also, please file executed version of all exhibits. We note that the registrant has not executed the filed exhibit.

The Oil and Gas Industry, page 58

9.   We note your response to comment 10. Please provide us with copies of the materials you cite in response to this comment marked to show the statistics cited in this section.

Results of Operations, page 58

10.   Please discuss why your general and administrative expenses increased for the quarter ended May 31, 2006.

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-6

i) – Foreign Currency Translation, page F-7

11.   We note your response and revisions to comment 33 in our letter dated June 12, 2006. Given that your functional currency is the Canadian dollar and your reporting currency is the US dollar, please tell us why no translation adjustment is reflected in your balance sheet and in a comprehensive earnings (loss) disclosure. Refer to SFAS 52 and 130. Revise the filing as necessary based on our comment.

Recent Sales of Unregistered Securities, page 75

12.   Please expand to provide the disclosure required by Item 701 of Regulation S-B. For example, we note the last transaction in this section refers to a May 2006 transaction. However, you refer to 15.26 million shares outstanding at July 26, 2006 and 13.24 million shares outstanding at May 31, 2006. Also, update the disclosure about the number of shares outstanding to the extent practical.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or in his absence, Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3602 with any other questions.

Sincerely,

Thomas Jones
Senior Attorney

cc: Penny Green